Randstad North America
Legal Department
2015 South Park Place
Atlanta, Georgia 30339


randstad
work solutions™

July 16, 2003


03024914

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since April 8, 2003, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead
General Counsel

SJW/sgp

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

770.937.7000 Tel
770.916.0791 Fax

randstad holding

Continued focus on market position and cost control

Highlights first quarter 2003

- **Market share gained in most markets**
- **Organic revenue development at constant currency rates flat (in reporting currency -4.3%)**
- **Gross margin declined to 20.4% (Q1 2002: 21.9%)**
- **Reduction of operating expenses by 9.9%**
- **Small operating loss of € 2.4 million, in line with forecast**
- **Net debt reduced to € 134.1 million (€ 207.5 million year-end 2002)**

In millions of €	Q1 2003	Q1 2002
Revenue	1,217.4	1,272.2
Operating expenses	251	278
Operating profit	-2.4	1.2
Net income	-3.3	-2.5
In €		
Earnings per ordinary share before amortization goodwill	-0.04	-0.04

"As expected, demand in our markets has been weak in the first quarter," says Ben Noteboom, CEO of Randstad Holding. "The cost base has been managed tightly in reaction to the flat revenue trend and pressure on gross margins. No adjustments have been made to the infrastructure, but through lower headcount we improved productivity. Market share has been won in most countries. Given the uncertain economic climate continuous focus on costs remains key, but maybe even more important is commercial effectiveness in the market. Gaining market share is a priority, this is amongst others supported by a strong balance sheet. In past recessions those companies that were able to gain market share in declining markets benefited most from an upturn."

First quarter results 2003

Revenue totaled € 1,217.4 million, 4.3% lower than in the same period last year. Revenue development was almost flat on an organic basis, the depreciation of the dollar had a negative effect of 4.8% whilst acquisitions added 0.4% to revenue. Revenue growth was realized in Belgium, France, Spain, North America, Italy and Portugal, whereas demand remained weak in the Netherlands and Germany.

In the first quarter the gross margin amounted to 20.4%, compared to 21.9% in the same period of 2002. The decline in the Group gross margin can be

attributed to the expected pressure on the gross margin in the Netherlands, and secondly to changes in the business mix; with more revenue being gĕnerated in large accounts. Finally, last year's gross margin was positively influenced by effects in the social insurance area in the Netherlands amounting to 0.3% of Group revenue.

Operating expenses declined in the first quarter by 9.9% compared to the first quarter of 2002. The organic decline in operating expenses amounted to 5.4%; 4.5% or € 12 million was caused by the appreciation of the euro. Cost savings were realized through a gradual reduction in headcount and incremental cost adjustments across all operating companies.

The combined effect of a flat (organic) revenue trend and pressure on the gross margin resulted in an operating loss of € 2.4 million in the first quarter of 2003, in line with our forecast.

Net interest expenses amounted to € 2.1 million (€ 4.4 million in Q1 2002). The decline is caused by the considerable lower net debt position compared to Q1 2002 (€ 134.1 million compared to € 360.2 million at the end of Q1 2002). The focus on DSO (56 days compared to 62 days per the end of Q1 2002) has driven this reduction of net debt, as well as sale of real estate in 2002.

The net loss was € 3.3 million (€ 2.5 million negative in Q1 2002).

The free cash flow amounted to € 74.9 million (Q1 2002: € 49.2 million). Investments in tangible fixed assets were € 5.7 million, below last year's level (€ 12.5 million) and below the level of depreciation (€ 13.7 million). In January the second half of the proceeds of the real estate portfolio (sold in December 2002) was received.

First quarter results by segment

Mass-customized Europe

Overall revenue decreased by 1%. Solid revenue growth was realized by Randstad Belgium and Spain and strong growth by both Randstad Italy and Portugal. Market share was gained in the Netherlands, though the revenue trend was slightly disappointing.

The gross margin amounted to 21.2%, compared to 23.4% in Q1 2002. As mentioned above, the expected gross margin decline in the Netherlands materialized. Stringent cost control in most operating companies led to a decline in operating expenses by 6.3% compared to Q1 2002. Increased profitability compared to Q1 2002 in most countries, specifically in Belgium, Spain and France, was not enough to counterbalance the lower profitability in the Netherlands. In Germany an operating loss was recorded. The overall operating profit declined to € 9.3 million (Q1 2002: € 17.9 million).

Mass-customized North America

Revenue in local currency grew by 2% compared to Q1 2002 (in the

reporting currency revenue declined by 16% to € 255.8 million). In Q4 2002 the year-over-year growth trend was 5%. The recovery that started in the second half of last year has thus not gained momentum. Growth is still only recorded in the light industrial segment and with large accounts, not in the clerical and middle market segments that are the key focus areas of Randstad North America.

The gross margin declined only slightly to 18.1%, compared to 18.5% in Q1 2002. Again, costs were firmly managed and the operating loss was reduced to € 6.2 million (€ 10.9 million negative in Q1 2002), in line with expectations.

In-house services

In-house services´ revenue increased by 10.5% compared to Q1 2002. Market share was won in all countries, including the Netherlands. The increased share of non-Dutch revenue in the in-house services revenue mix led to a decline in the gross margin to 14.0% (15.2% in Q1 2002). Going forward profitability per client will be key to managing the gross margin and the cost base. Overall operating profit was slightly above break-even level at € 0.2 million (Q1 2002: € 0.1 million).

Yacht

The market for professional staffing is still very difficult, revenue in this segment declined by 7% to € 55.8 million (Q1 2002: € 59.8 million). Managing idle time remained one of the key objectives throughout the quarter and the number of professionals on the payroll continued to decrease. In Q2 idle time will be reduced even more aggressively in all Lines of Business, but most importantly in the LoB´s ICT and Technology. The gross margin declined to 27.8% (28.3% in Q1 2002) and an operating loss of € 0.5 million resulted (€ 1.1 million negative in Q1 2002). This includes the investments associated with the start-up of Yacht in Germany.

Outlook

Given current revenue trends in our markets and assuming a stabilization of gross margins at Q1 level, we expect the operating profit in the second quarter of 2003 to end somewhat below last year's level. EPS before amortization goodwill is expected to amount to at least € 0.08.

Randstad Holding nv.

Financial agenda 2003

General Meeting of Shareholders	May 13, 2003
Publication second quarter results	July 30, 2003
Publication third quarter results	October 29, 2003

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment

organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com or send an e-mail to corporate_communications@randstadholding.com.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Consolidated income statement*
(unaudited)

	Three months ended March 31		
In millions €	2003	2002	Change 2003/2002
Revenue	1,217.4	1,272.2	-4%
Cost of services	969.2	992.9	
Gross profit	248.2	279.3	-11%
Personnel expenses	165.2	181.3	
Depreciation tangible fixed assets	13.7	16.5	
Amortization goodwill	0.6	0.4	
Other operating expenses	71.1	79.9	
Total operating expenses	250.6	278.1	
Operating profit	-2.4	1.2	-300%
Financial income and expenses	-2.1	-4.4	
Income from ordinary operations before taxes	-4.5	-3.2	
Taxes on income	1.2	0.8	
Income non-consolidated participation	-	-0.1	
Net income	-3.3	-2.5	

Earnings per ordinary share (€)	-0.05	-0.04
Earnings per ordinary share before amortization goodwill (€)	-0.04	-0.04
Average number of ordinary shares outstanding (mln)	115.3	115.4
Diluted earnings per ordinary share (€)	-0.05	-0.04
Diluted earnings per ordinary share before amortization goodwill (€)	-0.04	-0.04
Average diluted number of ordinary shares outstanding (mln)	115.3	115.4
Gross margin	20.4%	21.9%
EBITDA margin	1.0%	1.4%
Operating margin	-0.2%	0.1%
Net margin before amortization goodwill	-0.2%	-0.2%
EPS calculation		
Net income	-3.3	-2.5
Amortization goodwill	0.6	0.4
Taxes on income amortization goodwill	0.0	-
Net income before amortization goodwill	-2.7	-2.1
Preferred dividend	2.2	2.2
Net income for ordinary shareholders	-5.5	-4.7
Net income for ordinary shareholders before amortization goodwill	-4.9	-4.3

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Consolidated balance sheet,
before profit appropriation for ordinary shares*
(unaudited)

In millions €	March 31, 2003	March 31, 2002	December 31, 2002
Intangible fixed assets	8.0	6.6	7.1
Tangible fixed assets	132.2	258.4	142.2
Financial fixed assets	367.9	433.4	366.2
Fixed assets	508.1	698.4	515.5
Receivables	961.4	1,067.3	1,019.5
Cash and cash equivalents	143.2	187.8	208.8
Current assets	1,104.6	1,255.1	1,228.3
Current liabilities	712.7	851.2	837.6
Working capital	391.9	403.9	390.7
Capital employed	900.0	1,102.3	906.2
Long-term debt	201.0	414.0	204.8
Provisions	377.6	339.7	366.9
Shareholders' equity	321.4	348.6	334.5
	900.0	1,102.3	906.2
Operating working capital	333.6	358.7	367.5
Operating capital employed	465.8	617.1	509.7
Interest-bearing debt	277.3	548.0	416.3
Net debt	134.1	360.2	207.5
Balance sheet total	1,612.7	1,953.5	1,743.8

* The March 31, 2002 figures have been adjusted for purposes of comparison, because the balance sheet is presented before profit appropriation for ordinary shares, starting as of December 31, 2002.

Consolidated cash flow statement*
(unaudited)

In millions €	Three months ended March 31	
	2003	2002
Operating profit	-2.4	1.2
Depreciation tangible fixed assets	13.7	16.5
Amortization goodwill	0.6	0.4
Provisions	-2.0	-8.0
Income taxes paid	-0.5	-1.2
Cash flow from operations before operating working capital	9.4	8.9
Current assets	29.4	25.6
Current non-interest bearing liabilities	8.6	25.0
Operating working capital	38.0	50.6
Cash flow from operations	47.4	59.5
Investments in tangible fixed assets	-5.7	-12.5
Disposal of real estate	34.5	-
Disposal of other tangible fixed assets	0.5	2.2
Acquisition of group companies	-1.8	-
Cash flow from investments	27.5	-10.3
Free cash flow	74.9	49.2
Long-term debt	-3.8	-1.0
Financial fixed assets	-0.8	0.1
Short-term interest-bearing debt	-133.6	-62.5
Financing	-138.2	-63.4
Financial income and expenses	-2.1	-4.4
Repurchase of ordinary shares	-	-
Dividends paid on ordinary shares	-	-
Dividends paid on type-B preferred shares	-	-
Reimbursement to financiers	-2.1	-4.4
Cash flow from financing	-140.3	-67.8
Currency differences	-0.2	0.2
Net cash flow	-65.6	-18.4

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Changes in shareholders' equity,
before profit appropriation for ordinary shares
(unaudited)

In millions €

	2003	2002
January 1	334.5	350.0
Net income for the period	-3.3	-2.5
Translation differences	-9.8	1.1
March 31	321.4	348.6

Information by segment
(unaudited)

In millions €	Three months ended March 31 2003	Three months ended March 31 2002	Change 2003/2002
Revenue			
Mass-customized			
Europe	822.9	830.9	-1%
North America	255.8	306.0	-16%
In-house services	85.5	77.4	10%
Yacht	55.8	59.8	-7%
Corporate / eliminations	-2.6	-1.9	
Total revenue	1,217.4	1,272.2	-4%
Gross profit			
Mass-customized			
Europe	174.5	194.3	-10%
North America	46.4	56.6	-18%
In-house services	12.0	11.8	2%
Yacht	15.5	16.9	-8%
Corporate / eliminations	-0.2	-0.3	
Total	248.2	279.3	-11%
Operating profit*			
Mass-customized			
Europe	9.3	17.9	-48%
North America	-6.2	-10.9	43%
In-house services	0.2	0.1	100%
Yacht	-0.5	-1.1	55%
Corporate / eliminations	-5.2	-4.8	
Total	-2.4	1.2	-300%
Revenue			
Netherlands	492.2	518.4	-5%
Germany	113.6	119.2	-5%
Belgium/Luxembourg	130.2	122.7	6%
France	78.3	71.9	9%
Spain	71.3	66.0	8%
United Kingdom	35.6	38.9	-8%
Other European countries	40.4	29.1	39%
North America	255.8	306.0	-16%
Total revenue	1,217.4	1,272.2	-4%
Gross profit			
Netherlands	121.8	142.4	-14%
Germany	20.3	22.0	-8%
Belgium/Luxembourg	22.0	21.3	3%
France	11.2	11.2	0%
Spain	11.7	10.9	7%
United Kingdom	6.7	8.6	-22%
Other European countries	8.1	6.3	29%
North America	46.4	56.6	-18%
Total gross profit	248.2	279.3	-11%

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of the amortization of goodwill.

Growth analysis of continuing operations in %
(unaudited)

	Three months ended March 31, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized				
Europe	-1%	-1%	0%	0%
North America	-16%	2%	-	-18%
In-house services	10%	11%	-	-1%
Yacht	-7%	-7%	-	0%
	Total	**Organic**	**Acquisition**	**Currency**
Revenue by segment (geographical)				
Netherlands	-5%	-6%	1%	-
Germany	-5%	-5%	-	-
Belgium/Luxembourg	6%	6%	-	-
France	9%	9%	-	-
Spain	8%	8%	-	-
United Kingdom	-8%	0%	-	-8%
Other European countries	39%	39%	-	0%
North America	-16%	2%	-	-18%
	Total	**Organic**	**Acquisition**	**Currency**
Income statement				
Revenue	-4.3%	0.1%	0.4%	-4.8%
Gross profit	-11.1%	-7.6%	0.4%	-3.9%
Operating profit	-300.0%	-416.6%	-0.8%	117.4%


randstad holding

Randstad and Pasona announce their ambition to jointly service global accounts

Randstad Holding nv and Pasona Inc., a leading staffing company in Japan, will work jointly to offer their multinational clients a global network. Randstad will introduce Pasona to major European and North American accounts for their staffing business in Japan. In return, Pasona will refer its Japanese clients to Randstad for their staffing needs outside the Japanese market.

By this cooperation, the two companies can meet the global client's demand for temporary labor in more than 90% of the world staffing market.

About Pasona Pasona Inc. is a leading staffing company in Japan with consolidated annual (2001-2002) revenue of JPY133.8 billion (approximately EUR 1.1 billion). Mr. Yasuyuki Nambu originally established the company in 1976. Pasona is a one-stop provider of all personnel services, focusing on temporary staffing, permanent placement & recruitment, outplacement and outsourcing. The Japanese market is the fourth largest staffing market in the world with significant growth opportunities.

Introduction of Pasona to Randstad has been arranged and is advised by ABN AMRO Bank N.V.

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